Exhibit 99.8

© Immatics. Not for further reproduction or distribution. © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation June 01, 2026

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

PRAME Is Expressed in More Than 50 Cancers Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Data on file: PRAME target prevalence is based on a proprietary initial mass spec - guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95 - 100% shown as 95%); anzu - cel (IMA203), IM203CD8, IMA402 are being evaluated in separate clinical trials ; NSCLC: Non - small cell lung cancer ≥95% ≥10 % Cancer Cell Death IMA402 PRAME Bispecific a nzu - cel (IMA203) PRAME Cell Therapy IMA203CD8 PRAME Cell Therapy Immatics Is the Global Leader in Precision Targeting of PRAME with 3 clinical product candidates PRAME prevalence in selected indications % PRAME+ patients 1 Indication 95% Cutaneous Melanoma 95% Uterine Carcinoma 95% Uterine Carcinosarcoma 95% Synovial Sarcoma 90% Uveal Melanoma 90% Mucosal Melanoma 85% Ovarian Carcinoma Subtypes 70% Squamous Cell NSCLC 65% Triple - negative Breast Carcinoma 45% Small Cell Lung Cancer 45% Esophageal Carcinoma Subtype 40% Kidney Carcinoma Subtype 35% Cholangiocarcinoma 30% HER2 - Enriched Breast Carcinoma 25% Adenocarcinoma NSCLC 25% Head & Neck Squamous Cell Carcinoma 20% Hepatocellular Carcinoma 20% Bladder Carcinoma 3 PRAME Indication Cutaneous Melanoma Endometrioid Endometrial Carcinoma Uterine Carcinosarcoma Synovial Sarcoma Acral Melanoma Uveal Melanoma Mucosal Melanoma Endometrial Clear Cell Carcinoma Endometrial Serous Carcinoma Ovarian Serous Cystadenocarcinoma Ovarian Clear Cell Carcinoma Ovarian Endometrioid Carcinoma Head and Neck Salivary Duct Carcinoma Adenoid Cystic Carcinoma Neuroblastoma Malignant Rhabdoid Tumor Wilms Tumor (Nephroblastoma) Squamous Cell NSCLC Triple Negative Breast Carcinoma (TNBC) Cervical Adenosquamous Cell Carcinoma Large Cell Neuroendocrine Lung Carcinoma (LCNEC) Basal Cell Carcinoma Mucoepidermoid Carcinoma Large Cell Lung Carcinoma (LCLC) Spindle Cell Melanoma Testicular Germ Cell Tumor (Seminoma and Non - Seminoma) Myxoid Liposarcoma Angiosarcoma Small Cell Lung Cancer (SCLC) Esophageal Small Cell Carcinoma Cutaneous Squamous Cell Carcinoma Thymoma Merkel Cell Carcinoma Endometrial Sarcoma Esophageal Squamous Carcinoma Esophageal Adenosquamous Carcinoma Kidney Renal Papillary Cell Carcinoma Malignant Peripheral Nerve Sheath Tumor (MPNST) Cholangiocarcinoma Cervical Adenocarcinoma Head and Neck Salivary Gland Carcinoma Osteosarcoma HER2 - Enriched Breast Carcinoma Embryonal Rhabdomyosarcoma Adenosquamous NSCLC Diffuse Large B - cell Lymphoma (DLBCL) Sarcomatoid Carcinoma of the Lung Adenocarcinoma NSCLC Head and Neck Squamous Cell Carcinoma (HNSCC) Alveolar Rhabdomyosarcoma Ovarian Mucinous Carcinoma Adrenocortical Carcinoma Kidney Renal Clear Cell Carcinoma Hepatocellular Carcinoma Bladder Urothelial Carcinoma Cervical Squamous Cell Carcinoma Non - Squamous Anal Carcinoma Pancreatic Neuroendocrine Adenocarcinoma Prostate Neuroendocrine Adenocarcinoma Liposarcoma Undifferentiated Pleomorphic Sarcoma Acute Myeloid Leukemia (AML) Ewing Sarcoma Ovarian Leiomyosarcoma Breast Carcinoma, Luminal A Breast Carcinoma, Luminal B Squamous Anal Carcinoma Stomach Adenocarcinoma Esophageal Adenocarcinoma Fibrosarcoma Anaplastic Thyroid Carcinoma (…)

Immatics Is the Global Leader in Precision Targeting of PRAME

- PRAME is an **intracellular protein** presented as a peptide on the surface of tumor cells by HLA molecules[1]
- The **PRAME peptide** can be targeted by **T-cell receptors (TCRs)** engineered by Immatics, thus overcoming limitations of classical antibodies and CAR T-cell therapies not able to access intracellular targets[1,2]
- PRAME has **multiple functions in tumor biology** enhancing tumor cell survival, tumor proliferation and resistance to apoptosis[#,3,4]
- PRAME expression has been **associated with poor prognosis incl. shorter survival**[5,6,7,8]
- PRAME is **homogenously expressed** in tumor tissue[9]


sqNSCLC
Ovarian Cancer

PRAME RNA detection in tumor samples (ISH)


anzu-cel
(IMA203)
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Engineered PRAME-specific TCR
Proteasome
Other proteins
Peptides
HLA-A*02:01

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), #Activation of proliferative and survival pathways, including PI3K/AKT/mTOR[3], and inhibition of retinoic acid signaling preventing retinoic acid-induced differentiation and apoptosis[4]
[1] Wermke et al., 2025; [2] Chandran et al., 2019, [3] Yu et al., 2023; [4] Epping et al., 2005; [5] Al-Khadairi & Decock. 2019; [6] Naik et al., 2021; [7] Gezgin et al., 2017; [8] Field et al., 2016; [9] Hukelmann et al., SITC 2022.

4

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

Product candidate	Modality	Indication		Target	Phase (Preclinical, 1a[1], 1b[1], 2, 3)
Anzu-cel (IMA203)	Cell therapy	2L melanoma[2]	immatics	PRAME	SUPRAME
Anzu-cel (IMA203)	Cell therapy	Uveal melanoma	immatics	PRAME	
Anzu-cel (IMA203) + mRNA-4203	Cell therapy	Solid cancers	immatics moderna	PRAME	
IMA203CD8	Cell therapy	Gynecologic cancers	immatics	PRAME	
		Other solid cancers	immatics	PRAME	
IMA402	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME	
IMA402 + ICI[3]	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME	
IMA402 + IMA401	Bispecific	sqNSCLC	immatics	PRAME / MAGEA4/8	
IMA401 ± ICI	Bispecific	HNSCC, sqNSCLC, others	immatics	MAGEA4/8	
Undisclosed[4]	Bispecific	Undisclosed	moderna	other	

PRAME Franchise

- **3** Product Candidates
- **2** Therapeutic Modalities
- **3** Combinations

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] 2L melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior PD-1 inhibitor; [3] In combination with immune checkpoint inhibitor (pembrolizumab or nivolumab/relatlimab; [4] mRNA-enabled *in vivo* expressed TCER® molecules; HNSCC: head and neck squamous cell carcinoma; ICI: immune checkpoint inhibitor; sqNSCLC: squamous non-small-cell lung cancer

5

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

PRAME Wave #1	PRAME Wave #2	PRAME Wave #3	>230K
Anzu-cel (IMA203) PRAME Cell Therapy	IMA203CD8 PRAME Cell Therapy	IMA402 PRAME Bispecific	addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5 p.a.
Market entry in advanced melanoma **~9K addressable patients p.a.**	Expansion to all advanced PRAME cancers **>75K addressable patients p.a.**	Expansion to earlier-line PRAME cancers **>145K addressable patients p.a.**	

Anzu-cel (IMA203)

- Anzu-cel will be Immatics' **first PRAME therapy** to enter the market – launch targeted in 2027
- First target indications: **2L cutaneous melanoma[a]; uveal melanoma**

IMA203CD8

- Enhanced pharmacology provides potential to expand to **tumor-agnostic label in 2L PRAME solid cancers** beyond melanoma
- First target indications: **ovarian cancer, endometrial cancer**

IMA402

- Next-gen half-life extended bispecific as monotherapy or ICI/SOC combo in **earlier and later treatment lines**
- First target indications: **melanoma, gynecologic cancers, sqNSCLC (IMA402/IMA401 combination)**

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom;
[a] 2L: patients with unresectable or metastatic cutaneous melanoma who have received at least 1 prior PD-1 inhibitor; ICI: Immune checkpoint inhibitor; SOC: standard of care; sqNSCLC: squamous non-small-cell lung cancer

6

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

PRAME Wave #1

Anzu-cel (IMA203)
PRAME Cell Therapy

STATUS

- Orphan Drug and RMAT designation[1] by FDA
- **Phase 3 SUPRAME** trial in patients with advanced melanoma post PD-1 inhibitor ongoing; Primary endpoint: PFS
- **Phase 2 cohort** in patients with metastatic uveal melanoma ongoing

EXPECTED MILESTONES

- ☑ Data update from Ph1/2 trial in cutaneous and uveal melanoma: **2026**
- ☐ Ph3 SUPRAME interim & final analyses triggered[2]: **2026**
- ☐ BLA submission: **1H 2027**
- ☐ Launch: **2H 2027**

PRAME Wave #2

IMA203CD8
PRAME Cell Therapy

STATUS

- GEN2 PRAME cell therapy leveraging CD8 and CD4 T cells
- Enhanced pharmacology
- Phase 1 study ongoing

EXPECTED MILESTONES

- ☑ Ph1a data update with focus on ovarian cancer at relevant doses at a major medical conference: **1H 2026**
- ☐ Determination of RP2D: **2026**
- ☐ Updated data, incl. durability follow-up at RP2D: **2H 2026**

PRAME Wave #3

IMA402
PRAME Bispecific

STATUS

- Off-the-shelf Bispecific
- Next-gen, half-life extended format
- Phase 1b dose expansion ongoing

EXPECTED MILESTONES

- ☐ Completion of Ph1b dose expansion with focus on melanoma and gyn-onc to determine the final RP2D: **2026**
- ☐ Ph1 data update on IMA402 monotherapy and ICI combination: **2H 2026**
- ☑ Initiation of addtl. Ph1b/Ph2 expansion cohorts in melanoma and gyn-onc: **2026**
- ☑ Initiation of IMA402/IMA401 combo in sqNSCLC: **2026**

>230K
addressable $PRAME^+$/HLA-A*02:01$^+$ patients in the US & EU5 p.a.

PRAME Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Includes all benefits of Breakthrough Therapy Designation; [2] Pre-specified interim and final analyses expected to be triggered in 2026 as planned upon the occurrence of a defined number of events for PFS (progressive disease or death); ICI: immune checkpoint inhibitor; sqNSCLC: squamous non-small-cell lung cancer

7

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

PRAME Cell Therapy

Modality: Autologous TCR T-cell Therapy

Application: Single dose ("one and done") (no tumor surgery, no high-dose IL-2)

Positioning: Primarily second line and later monotherapy setting

Deployment : Administered in specialized hospitals and medical centers; potential for outpatient administration

TPP at RP2D[1]: ≥40% cORR, ≥6 months mDOR (monotherapy, 2L or later)



LEUKAPHERESIS
GENETIC ENGINEERING & EXPANSION
LYMPHODEPLETION & INFUSION
Cell Therapy
PRAME peptide
HLA
Tumor cell
TCER®
TCER® PRODUCTION
"OFF-THE-SHELF" PRODUCT
ADMINISTRATION TO PATIENT

PRAME Bispecific

Modality: Half-life extended (HLE) bispecific T cell engager (TCER®)

Application: Repeat dose

Positioning: Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC)

Deployment: Outpatient administration, hospitals and community centers

TPP at RP2D[1]: ≥20% cORR, ≥6 months mDOR (monotherapy, 2L or later)

PRAME

[1] Target product profile (TPP) in monotherapy in 2L or later settings post SOC at recommended phase 2 dose ("RP2D") for development beyond Ph1b. Other factors such as mPFS (median progression free survival) and mOS (median overall survival) may also be considered. SOC: standard of care

8

Anzu - cel (IMA203) PRAME Cell Therapy Market Entry in Advanced Melanoma PRAME Wave #1 9 Anzutresgene autoleucel ( anzu - cel, formerly IMA203)

Anzu-cel (IMA203) PRAME Cell Therapy: Market Entry in Advanced Melanoma

immatics


GENETIC ENGINEERING
ANZU-CEL (IMA203)
ADMINISTRATION OF PRAME-DIRECTED T CELLS

~7.3K

addressable PRAME+/HLA-A*02:01+ patients in the US & EU5

~1.3K

addressable PRAME+/HLA-A*02:01+ patients in the US & EU5

Anzu-cel (IMA203) Opportunity

2L Unresectable or Metastatic Cutaneous Melanoma*

US	EU5
~3.7K	~3.6K

Metastatic Uveal Melanoma

US	EU5
~0.6K	~0.7K

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), all patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast;
*2L: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor; EU5: France, Germany, Italy, Spain, United Kingdom

10

Summary: Anzu-cel (IMA203) PRAME Cell Therapy in Advanced Melanoma

immatics

Positive Data and High Unmet Need

Predictable and Manageable Tolerability

Anticipated & manageable cytopenias associated with lymphodepletion

Mostly mild to moderate CRS

Infrequent ICANS

Potential for outpatient administration

Compelling Response Rate

cORR: 56% (18/32)

42% (14/33) of patients had deep responses
(≥50% tumor size reduction)

Encouraging activity in both cutaneous melanoma (cORR 50%) and uveal melanoma (cORR 67%)

Durable Responses

12.1 months mDOR and ongoing responses for up to >3 years

mPFS of 6.1 months

mPFS 15.9 months in patients with deep responses

mOS: 16.2 months

Rapid & Robust Manufacturing

Fast turnaround time:
7-8 days + 7 days QC release testing

95% manufacturing success rate to reach target dose[a]

Optimized process to achieve desirable cellular functionality

Commercial Opportunity

~9K[b] addressable patients in US/EU5 in cutaneous and uveal melanoma,
~4.3K in the US alone

Orphan Drug Designation and RMAT designation[c] received for the treatment of both, cutaneous and uveal melanoma

SUPRAME: Phase 3 randomized trial of anzu-cel vs. investigator choice in 2L cutaneous melanoma[d] ongoing (#NCT06743126)
Phase 2 single arm cohort of anzu-cel in metastatic uveal melanoma ongoing (#NCT03686124)

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [a] Manufacturing success rate for Phase 1; [b] Includes all benefits of Breakthrough Therapy Designation, RMAT designation received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma; [c] PRAME+/HLA-A*02:01+ addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; [d] 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior PD-1 inhibitor; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression-free survival; OS: overall survival ; mFU: median follow-up; EU5: France, Germany, Italy, Spain, United Kingdom;

Data cut-off Sep 24, 2025
Davar et al., ASCO 2026

11

Ph 1b Study of Anzu-cel (IMA203) PRAME Cell Therapy in Advanced Melanoma

Patient Journey


Screening & Manufacturing Phase
Treatment & Observation Phase
Long Term Follow-up
Safety and efficacy monitoring for 12 months
HLA-A*02:01 Testing
Blood sample
Prevalence[1]:
US: 41%, EU: 48%
PRAME testing in Phase 1
Due to high prevalence, PRAME testing no longer required in SUPRAME trial for cut. melanoma and Phase 2 cohort in uveal melanoma
Leukapheresis
as source for cell product
Manufacturing
by Immatics
Process time of ~2 weeks
7-8-day manufacturing process applying CD8/CD4 T cell selection
7-day QC release testing
Lymphodepletion[2]
Low dose IL-2[3]
Anzu-cel (IMA203)
One-time infusion

Inclusion by HLA testing only – no PRAME testing required	**Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery**	**Fast turn-around-time (~2 weeks) and manufacturing success rate of 95%[4]**	**Predictable and manageable tolerability profile with potential outpatient administration – no high-dose IL-2**

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Gragert *et al.* 2013 and census numbers; HLA-A*02:01 prevalence in Immatics' clinical trials: US 65% and Germany 55% as of March 2025; [2] 30 mg/m² Fludarabine and 500 mg/m² Cyclophosphamide for 4 days; [3] 1m IU SC daily days 1-5 and twice daily SC days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); [4] Manufacturing success rate for Phase 1

12

Patients with Metastatic Melanoma in High Unmet Need Settings: PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

immatics

Baseline Characteristics	All Melanoma n=33	Cutaneous Melanoma n=14	Uveal Melanoma n=16	Other Melanoma[a] n=3
Age, median (range)	57 (31, 79)	55 (31, 79)	62 (32, 74)	51 (40, 58)
Female, %	48	21	63	100
Baseline ECOG status 1, %	39	36	44	33
Prior lines of systemic treatment, median (range)	**2** (0, 6)	**2.5** (1, 5)	**2** (0, 6)	**2** (1, 3)
Prior ICI treatment, median (range)	1 (0, 4)	2 (1, 3)	1 (0, 4)	2 (1, 2)
≥1 line of ICI treatment, % (n/N)	82 (27/33)	100 (14/14)	63 (10/16)	100 (3/3)
Prior tebentafusp, % (n/N)	—	—	63 (10/16)	—
Tumor burden				
Target lesion SLD, cm, median (range)	10.4 (1.5, 31)	12.1 (1.5, 31)	10.3 (3.1, 21)	8.7 (2.1, 17)
Target + non-target lesions, n, median (range)	6 (1, 20)	6 (1, 10)	7 (3, 13)	17 (5, 20)
Liver metastasis, %	79	64	94	67
Brain metastasis, %	3	0	0	33
Lung metastasis, %	64	71	50	100
Uveal melanoma: Liver + extrahepatic, n (%)			13 (81)	
Liver only / extrahepatic only, n (%)			2 (13) / 1 (6)	
Elevated LDH at baseline, %	58	64	56	33
LDH × ULN, median, (range)	1 (0.7, 9.1)	1.1 (0.7, 9)	1.1 (0.7, 9.1)	0.9 (0.8, 1.6)
Treatment Experience	**All Melanoma**	**Cutaneous Melanoma**	**Uveal Melanoma**	**Other Melanoma**
Infused TCR T cell dose ($\times 10^9$), median (range)	4.04 (1.30, 10.20)	4.58 (1.30, 10.20)	3.94 (1.62, 8.43)	3.33 (1.73, 7.94)

PRAME Wave #1: anzu-cel

[a] Mucosal melanoma n=2; melanoma of unknown primary n=1. ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; TCR, T-cell receptor; ULN, upper limit of normal.

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

13

Anzu-cel (IMA203) PRAME Cell Therapy Demonstrated a Predictable and Manageable Tolerability Profile

immatics

TEAEs in ≥30%	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
Nausea	22 (67)	0
ALT/AST increased	17 (52)	6 (18)
Rash[a]	14 (42)	3 (9)
Fatigue	13 (39)	0
Constipation	12 (36)	0
Hyponatremia	10 (30)	3 (9)
Pyrexia	10 (30)	0

Key Lab Abnormalities	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
Any cytopenia	33 (100)	33 (100)
Neutropenia	33 (100)	33 (100)
Anemia	33 (100)	17 (52)
Thrombocytopenia	31 (94)	13 (39)
Leukopenia	33 (100)	33 (100)
Lymphopenia	33 (100)	33 (100)

AESI	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
CRS	33 (100)	6 (18)
ICANS	4 (12)	2 (6)
HLH	2 (6)	1 (3)

Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion

- Most grade ≥3 cytopenias (any lineage) resolved to grade 2 or better within 30 days of lymphodepletion

Immune-mediated AESIs occurred by Day 30 of TCR T-cell infusion

- Expected and manageable CRS, mostly grade 1/2, consistent with mechanism of action
- Infrequent, manageable, and mostly mild ICANS

[a] Includes rash and rash maculopapular. Grades were determined according to NCI-CTCAE v5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018, for patients enrolled under protocol v11.0 and higher according to Neelapu et al. 2019). All TEAEs regardless of relatedness to study treatment are presented. System Organ Class Blood and lymphatic system disorders excluded from analysis; Adverse events are coded to Preferred Term (PT) according to the MedDRA v24.0. Patients are only counted once per preferred time by the highest severity grade reported in the EDC. AESI, adverse event of special interest; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; d, day; HLH, haemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; mo, month; TEAE, treatment-emergent adverse event.

PRAME Wave #1: anzu-cel

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

14

Anzu-cel (IMA203) PRAME Cell Therapy Induced Rapid and Deep Responses in Metastatic PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

immatics

	Cutaneous Melanoma	Uveal Melanoma	Melanoma (other)[a]	All Melanoma
	n=14	n=16	n=3	n=33
ORR	**57%** (8/14)	**69%** (11/16)	2/3	**64 %** (21/33)
cORR[b]	**50%** (7/14)	**67%** (10/15)	1/3	**56%** (18/32)
DCR	**93%** (13/14)	**88%** (14/16)	3/3	**91%** (30/33)



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
50
0
-50
-100
11
5
-12
-19
-21
-42
-45
-59
-59
-65
-66
-70
-73
-78
-6
-18
-23
-25
-38
-40
-41
-42
-44
-48
-51
-59
-78
-79
-84
-84
0
-37
-57
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing
A-DL4-05
A-DL5-25
A-DL5-33*
A-DL5-17
A-DL5-31
A-DL5-14
A-DL5-23
A-DL5-15*
A-DL5-22*
A-DL5-03
A-DL4-07
A-DL5-13*
A-DL5-27
A-DL4-03
A-DL4-06
A-DL5-20
A-DL5-12
A-DL5-18*
A-DL5-35
A-DL5-32
A-DL5-10
A-DL4-10
A-DL4-09c
A-DL5-24
A-DL5-19*
A-DL5-34
A-DL5-26*
A-DL5-21
A-DL5-36
A-DL5-01
A-DL4-04
A-DL5-28
A-DL5-29

- Median time to BOR was 1.4 months (1.2-2.8)
- Most responders exhibit shrinkage of ≥1 lesion by first scan
- Responses observed in target and non-target lesions

[a] Includes melanoma (other) n=3: MM n=2, MUP n=1; [b] Exploratory analysis of confirmed ORR for patients with ≥2 post-BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. [c] Patient left study (withdrew consent) with ongoing unconfirmed PR.* Maximum change of target lesions and RECIST1.1 response at different timepoints. Anzu-cel, anzutresgene autoleucel; BOR, best overall response; cCR, confirmed complete response; cORR, confirmed objective response rate; cPR, confirmed partial response; DCR, disease control rate at week 6; PD, progressive disease; PR, partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

PRAME Wave #1: anzu-cel

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

15

Anzu-cel (IMA203) PRAME Cell Therapy Induced Durable Responses in Metastatic PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

	Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma[a] n=33
mDOR [mo] (range)	17.9 (4.2, 38.2+)	11 (4.4, 31.6)	**14.6** (4.2, 38.2+)
mFU [mo]	18.7	ND	18.7



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
50
0
-50
-100
BL
PR
0
3
6
9
12
15
18
21
24
27
Months Post T-cell Infusion
cCR
cPR
PR
SD
PD
Ongoing
Ongoing response at 39.6 mo
Response until 32.9 mo

PRAME Wave #1: anzu-cel

[a] Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1.
Anzu-cel, anzutresgene autoleucel; BL, baseline; cCR, confirmed complete response; cPR, confirmed partial response; mDOR, median duration of response; mFU, median follow-up; mo, month; ND, not defined; PD, progressive disease; PR partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

Data cutoff Sep 24, 2025
Davar et al., ASCO 2026

16

Anzu - cel (IMA203) PRAME Cell Therapy Induced Durable Responses in Metastatic PD - 1 - Relapsed Melanoma and Metastatic Uveal Melanoma Data cutoff Sep 24, 2025 Davar et al., ASCO 2026 PRAME Wave #1: anzu - cel Median Progression Free Survival Median Overall Survival All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 6.1 (1.4, 39.6+) 20.0 8.5 (1.4, 32.9) 10.4 6.0 (1.4 , 39.6+) 20.0 mPFS [ mo ] (range) mFU [ mo ] All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 16.2 (2.4, 39.6+) 17.3 NR (4.5, 34.2) 14.3 1 3 .9 (2.4, 39.6+) 20.0 mOS [ mo ] (range) mFU [ mo ] 6 - month PFS rate: 55% 100 PFS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 16 8 4 2 2 1 0 0 15 20 23 24 24 25 25 At Risk Events PFS for All Melanoma Indications (n=33) 12 - month PFS rate: 37% 24 - month OS: 46% 100 OS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 29 17 7 3 3 1 0 0 2 9 14 14 14 14 14 At Risk Events OS for All Melanoma Indications (n=33) 12 - month OS: 70% a Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; PFS and OS of ongoing patients censored a t data - cut; PFS and OS rates were calculated using Kaplan - Meier method. Anzu - cel, a nzutresgene autoleucel ; mFU , median follow - up; mOS , median overall survival; mPFS , median progression - free survival; OS, overall survival; PFS, progression - free survival. 17

Anzu-cel (IMA203) PRAME Cell Therapy in Melanoma: Overview of Studies

immatics

PFS and OS Data in Melanoma Cohorts

Drug Product	Phase	N	Melanoma patient population	Prior lines of therapies	mPFS (months)	mOS (months)
Anzu-cel in Melanoma	1b (Dose Expansion)	33	42% cutaneous 48% uveal 9% other	3% n=0, 24% n=1, 30% n=2, 24% n=3:, 6% n=4, 6% n=5, 6% n=6 82% received prior ICI (median of 1 prior line of ICI in overall population, median of 2 prior lines of ICI in cut. melanoma) Median of 2 prior lines, median of 2.5 prior lines in cut. melanoma	**6.1**	**16.2**
Anzu-cel in Melanoma	1a (Dose Escalation)	11	73% cutaneous 18% uveal 9% other	0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior ICI (median of 2 prior lines of ICI, median of 2.5 prior lines of ICI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.6**	**6.3**
IMA201/202/anzu-cel combined in Melanoma	1a (Dose Escalation)	19	63% cutaneous 11% uveal 26% other	0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior ICI (median 3 prior lines of ICI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.5**	**5.3**
Lifileucel (C-144-01, Cohort 2+4)[1]	2	153	54% cutaneous 0% uveal 45% other	median of 3 prior lines (min/max: 1/9) 100% received prior ICI	**4.1**	**13.9**
Tilsotolimod + Ipilimumab (ILLUMINATE-301)[2]	3	238	85% cutaneous 0% uveal 15% other	57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior ICI	**2.9**	**11.6**
Nivolumab + Relatlimab (RELATIVITY-020, D1 Cohort)[3]	1/2	354	68% cutaneous 0% uveal 32% other	46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior ICI	**2.1**	**14.7**

These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Chesney et al., 2022; [2] Diab et al., 2024; [3] Ascierto et al., 2023
PFS: progression-free survival; OS: overall survival; ICI: immune checkpoint inhibitor

Data cut-off Sep 30, 2025 18

Anzu-cel (IMA203) PRAME Cell Therapy

Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses


100
50
0
PFS [%]
0
10
20
30
40
50
Time from infusion [months]
Median dose 5.87b
Median dose 3.33b
Median dose 0.59b
Log-rank: 0.006

	n	mPFS	mFU
Dose Escalation anzu-cel	11	2.6	ND
Dose Expansion anzu-cel <50% tumor size reduction (including tumor size increase)	19	5.8	17.3
Dose Expansion anzu-cel ≥50% tumor size reduction	14	15.9	39.6

- 42% (14/33) patients in dose expansion have a deep response (≥50% tumor reduction)
- This subgroup of patients has highly medically meaningful mPFS of more than 1 year
- Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), b, billion; ND, not defined; mFU, median follow-up; mPFS, median progression-free survival.

Data cut-off Sep 24, 2025 19

SUPRAME: A Randomized Ph3 Trial of Anzu-cel (IMA203) PRAME-directed TCR T-cell Therapy vs Investigator's Choice in Unresectable or Metastatic Melanoma post ICI

Actively Enrolling, >65 Sites Planned across North America and Europe

Patient Population:
Unresectable or metastatic melanoma post ICI
N=360

Randomization
1:1

Anzu-cel (IMA203)
n=180

Investigator's choice
n=180

nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel, chemotherapy

Primary Endpoint
- PFS

Key Secondary Endpoint
- Overall survival

Secondary Endpoints
- **Efficacy:** ORR
- **Safety:** TESAEs, AEs of special
- interest
- **Quality of life:** EORTC QLQ-C30 and EQ-5D-5L

Expected timelines SUPRAME trial

2026
- Interim and final analyses triggered[1]: 2026

2027
- BLA submission: 1H 2027
- Launch: 2H 2027

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Pre-specified interim and final analyses expected to be triggered in 2026 as planned upon the occurrence of a defined number of events for PFS (progressive disease or death); ICI: immune checkpoint inhibitor; PFS: progression-free survival; ORR: objective response rate; TESAEs: treatment-emergent serious adverse events; AE: adverse event; EORTC: European Organization for Research and Treatment of Cancer; QLQ-C30: Core Quality of Life questionnaire; EQ-5D-5L: European Quality of Life 5 Dimensions 5 Level Version

20

Cell Therapy Manufacturing Facility To Support Anzu - cel BLA and Commercialization 21 • ~100,000 sq ft s tate - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trial as well as planned initial commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston Metropolitan Area, Texas, offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC Anzutresgene autoleucel ( anzu - cel, formerly IMA203); BLA: Biologics License Application PRAME Wave #1: anzu - cel

IMA203CD8 PRAME Cell Therapy Expansion to all Advanced PRAME Cancers PRAME Wave #2 22

IMA203CD8 PRAME Cell Therapy:
Expansion of Commercial Opportunity to all Advanced PRAME Cancers



T cell Help
CD8-engineered CD4 T CELL
CD8 T CELL
PRAME TCR
CD8
Cytotoxic Activity
TUMOR CELL DEATH
Cytotoxic Activity

The PRAME$^+$/HLA-A*02:01$^+$ addressable patient opportunity across a broad range of PRAME expression is

>75K

per year



IMA203CD8 Opportunity

2L Solid Tumors

	US	EU5
Ovarian	2K	2K
Uterine	4K	4K
sqNSCLC	7K	10K
HNSCC	2K	2K
Breast	5K	8K
Others	16K	18K

- Co-transduction of CD8αβ alongside PRAME TCR **adds functional CD4$^+$ T cells** designed to boost cytotoxicity
- Proof of concept from preclinical experiments[1] and CD19 CAR T cell studies in leukemia[2]
- Based on its **enhanced pharmacology,** IMA203CD8 provides the potential to expand to **tumor-agnostic** label in 2L PRAME cancers across broad spectrum of PRAME expression level (see appendix for PRAME expression levels)
- **Ovarian carcinoma** chosen as initial proof-of-concept

PRAME Wave #2: IMA203CD8

All patient numbers refer to PRAME$^+$/HLA-A*02:01$^+$ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom [1] Bajwa et al. 2021 Journal for Immunotherapy of Cancer; [2] Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic solid tumors who have received at least 1 prior therapy; sqNSCLC: squamous cell non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

23

Summary: IMA203CD8 Cell Therapy in PRAME+ Solid Tumors

Towards Proof-of-concept for Tumor-agnostic Targeting of PRAME Cancers with IMA203CD8

Manageable Tolerability

Anticipated cytopenias associated with lymphodepletion

Mostly low-grade CRS

Infrequent ICANS

Potential for outpatient administration

Activity Across PRAME+ Tumors

One-time infusion of IMA203CD8 showed clinical anti-tumor activity across multiple PRAME-positive tumor indications with distinct biology and differing levels of PRAME expression

Deep & Durable Responses

- **Platinum-resistant ovarian cancer and in uterine cancer** at clinically relevant doses (DL4c+): 63% ORR, 50% cORR, incl. 4 complete responses, and longest ongoing response at 12 months
- **Synovial sarcoma** at low doses: 67% ORR and 64% cORR, including one complete response, and ongoing responses up to ~3 years across all doses at low median dose
- Responses were observed ± low-dose IL-2

Development Opportunity

IMA203CD8 to be positioned in tumor-agnostic setting of advanced PRAME+ cancers beyond melanoma, starting with gynecologic cancers

The Phase 1 trial could also support the positioning of IMA203CD8 without the requirement of post-infusion low-dose IL-2 in the future

Updated data, including durability follow-up at RP2D, planned to be presented in 2H 2026

PRAME Wave #2: IMA203CD8

AE: adverse event; cPR: confirmed partial response; RP2D: recommended phase 2 dose.

Data cutoff Mar 30, 2026 24

Phase 1 Multicenter Trial of IMA203CD8 in PRAME+ Solid Tumors

Key Objectives

Primary:
- Tolerability
- Determination of RP2D

Secondary:
- Efficacy
- Pharmacokinetics

Key Eligibility Criteria

- Advanced or metastatic solid tumors
- Age ≥ 18 years
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- No available SOC treatment options
- Measurable disease (RECIST 1.1)
- Adequate organ function

Patient Journey


SCREENING / MANUFACTURING
TREATMENT / OBSERVATION
FU
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
± Low Dose IL-2ª
1M IU SUBQ QD x 3d, then
1M IU SUBQ BID x 5d
HLA-A*02:01 Testing
(blood)
Leukapheresis
IMA203CD8
one-time infusion
PRAME Testing
Biopsy or archived tissue
No longer required for indications with high PRAME prevalence, including ovarian and uterine cancer
IMA203CD8 Manufacturing
(~2 weeks)

Dose Escalation Scheme


DL3 (n=1)
~0.36 - 0.86 x 10⁹
total TCR T cells
DL4a (n=6)
~0.87 - 1.44 x 10⁹
total TCR T cells
DL4c (n=2)
~1.45 - 2.16 x 10⁹
total TCR T cells
DL5 (n=5)
~2.17 - 3.6 x 10⁹
total TCR T cells
DL6 (n=8)
~3.6 - 7.2 x 10⁹
total TCR T cells
DL7 (n=5)
~7.2 - 10 x 10⁹
total TCR T cells

Enrichment at relevant DLs: ~1.4 – 10 billion total TCR T cells

IMA203-101: NCT03686124; Based on initial safety data observed with anzu-cel (IMA203), IMA203CD8 dose escalation was initiated at DL3. Total TCR T cells calculated from defined number of TCR T cells/m² BSA per dose level x 1.8 m² BSA; ªDose level ≥ DL4c is evaluated ±IL-2, starting without IL-2. If tolerable, add IL-2 at the same dose or escalate to next dose without IL-2; outpt IL-2 admin. at investigator's discretion. BID, twice daily; BSA, body surface area; DL, dose level; ECOG PS, Eastern Cooperative Oncology Group Performance Status; FU, follow-up; IL, interleukin; IU, international unit; PRAME, preferentially expressed antigen in melanoma; QD, daily; SOC, standard of care; SUBQ, subcutaneous; TCR, T-cell receptor.

PRAME Wave #2: IMA203CD8

Data cutoff Mar 30, 2026
Busse et al., ASCO 2026

25

Patients Were Heavily Pretreated with Limited Treatment Options immatics

Baseline Characteristics

	Ovarian Carcinoma	Uterine Cancer[a]
	n=24	n=3
Age, median (range)	60 (35, 75)	52 (49, 55)
ECOG PS 1, n (%)	10 (42)	0
LDH ≥1 x ULN, n (%)	8 (33)	2 (67)
Tumor burden Target lesion SLD [cm], median (range)	6.2 (1.5, 21.6)	8.1 (1.1, 12.4)
Number of target tumor lesions, median (range)	2 (1, 5)	4 (1, 4)
Cancer subtype, high-grade serous, n (%)	21 (88)	1 (33)
Liver metastasis, n (%)	10 (42)	2 (67)
Peritoneal disease, n (%)	17 (71)	3 (100)
Platinum-resistant, n (%)	19 (79)	na

Treatment Experience

	Ovarian Carcinoma	Uterine Cancer[a]
	n=24	n=3
Prior treatment, n (%)		
Radiation	4 (17)	1 (33)
Systemic treatment	24 (100)	3 (100)
Prior lines of systemic treatment		
Median, (range)	4 (1, 7)	2 (1, 3)
≥3, n (%)	22 (92)	1 (33)
Lines post-platinum resistance, med (range)	1 (0, 2)	na
Chemotherapy, n (%)	24 (100)	3 (100)
Lines of chemotherapy, median (range)	3 (1, 5)	1 (1, 1)
Platinum-based regimen, n (%)	24 (100)	3 (100)
Lines of platinum-based regimen, median (range)	3 (1, 4)	1 (1, 1)
Targeted therapies, n (%)		
Bevacizumab	18 (75)	-
PARPi	17 (71)	-
Checkpoint inhibitors	2 (8)	3 (100)

Dose	n=24	n=3
Total infused dose **TCR T cells [x10^9]**, median (range)	3.3 (0.5, 12.5)	3.2 (1.3, 10.1)

PRAME Wave #2: IMA203CD8

n=27, includes all patients who started lymphodepletion; [a]Includes 1 patient with endometrial carcinoma; ADC, antibody-drug-conjugate; ECOG PS, Eastern Cooperative Oncology Group Performance Status; LDH, lactate dehydrogenase; na, not applicable; PARPi, PARP inhibitor; SLD, sum of longest diameter(s); TCR, T-cell receptor; ULN, upper limit of normal.

Data cutoff Mar 30, 2026
Busse et al., ASCO 2026
26

IMA203CD8: Safety in Patients with Gynecologic Indications (n=27[a])

immatics

TEAEs in ≥25% of patients

	Any Time	
Preferred term, n (%)	**Any grade**	**Grade ≥3**
Nausea	22 (81)	0
Neutropenia	20 (74)	20 (74)
Anaemia	18 (67)	17 (63)
Rash	16 (59)	3 (11)
Thrombocytopenia	16 (59)	11 (41)
Abdominal pain	13 (48)	2 (7)
Vomiting	12 (44)	0
Fatigue	11 (41)	0
Hypokalaemia	10 (37)	1 (4)
Constipation	9 (33)	0
Lymphopenia	9 (33)	9 (33)
Hypophosphataemia	8 (30)	2 (7)
Pyrexia	8 (30)	0
Hypomagnesaemia	7 (26)	1 (4)
Hyponatraemia	7 (26)	0

Adverse events of special interest

	Any Time
CRS, any grade, n (%)	**26 (96)**
Grade 1	12 (44)
Grade 2	12 (44)
Grade 3	2 (7)
HLH, any grade, n (%)	**2 (7)**
Grade 1	0
Grade 2	1 (4)
Grade 3	0
Grade 4	1 (4)
ICANS, any grade, n (%)	**2 (7)**
Grade 1	1 (4)
Grade 2	0
Grade 3	1 (4)

Overall manageable tolerability profile

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly grade 1-2, consistent with mechanism of action
- 2 DLTs:
  - DL5: Grade 3 ICANS
  - DL7: Grade 4 skin infection
- MTD not reached
- No IMA203CD8-related grade 5 events[b]

Tolerability across all indications: Busse et al ESMO-IO, 2025.
[a] Includes all patients who started lymphodepletion; [b] One grade 5 event at DL4a (~1.4 billion total TCR T cells) was deemed to be unlikely related to IMA203CD8 by investigator. Patient died from sepsis in the setting of IEC-HS. This event led to further modifications of eligibility criteria to exclude patients at higher risk for infectious complications or severe immune-related toxicities, together with IL-2 de-intensification; no further treatment-emergent fatal events were observed with escalating doses up to ~10 billion total TCR T cells. AE, adverse event; CRS, cytokine release syndrome; d, day; DL, dose level; DLT, dose-limiting toxicity; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; TCR, T-cell receptor; TEAE, treatment-emergent adverse event.

PRAME Wave #2: IMA203CD8
Data cutoff Mar 30, 2026
Busse et al., ASCO 2026
27

IMA203CD8: BOR in Patients with Gynecologic Indications at All DL (n=26[a])



<DL4c
≥DL4c
Tumor reduction: 78% (14/18)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline (RECIST 1.1)
25
0
-25
-50
-75
-100
Baseline
24
0
-7
-12
-21
-48
22
14
3
2
-8
-35
-38
-40
-40
-40
-44
-47
-61
-61
-67
-74
-100
-100
*
*
+
Uterine Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Uterine Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Uterine Cancer

Evaluable patients ≥DL4c	
ORR[b]	63% (12/19)
cORR[c]	50% (9/18)
DCR (at week 6)	68% (13/19)

Best overall response (RECIST 1.1)

- PD
- SD
- PR
- cPR
- CR
- cCR
- ▶ Ongoing

PRAME Wave #2: IMA203CD8

[a] Two patients with ovarian cancer at DL4a and DL5 deceased prior to first post-BL scan non-evaluable for assessment of tumor reduction, not depicted in plot but assessed for ORR calculation; [b] ORR: according to RECIST 1.1 at any post-BL scan, PD or death at any prior timepoint; [c] Confirmed ORR for patients with ≥2 post-BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. * For those patients who achieved a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; + Patient had a PR prior to CR. BL, baseline; BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; DL, dose level; (c)ORR, (confirmed) objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Data cutoff Mar 30, 2026
Busse et al., ASCO 2026

28

IMA203CD8: Changes in Tumor Size Over Time in Patients with Gynecologic Indications ≥DL4c (n=19 a ) 29 Data cutoff Mar 30, 2026 Busse et al., ASCO 2026 PRAME Wave #2: IMA203CD8 a One patient with ovarian cancer at DL5 deceased prior to first post - BL scan non - evaluable for assessment of tumor reduction, no t depicted in plot but assessed for ORR calculation. For those patients who achieved a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; # Ong oing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase; patient off study at mon th 8 and receiving further anti - tumor treatment. BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; (c)ORR, (confirmed) objective response rate; PD, progressive diseas e; (c)PR, (confirmed) partial response; SD, stable disease. # 'DWDFXW  RII       3RSXODWLRQ  *\Q2QF%XQGOH  ,0$  &'  LQ'/  FRUKLJKHU 6SLGHU3ORW 8WHULQH&DQFHU 2YDULDQ&DQFHU ,QGLFDWLRQ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67         0RQWKVSRVW7FHOOLQIXVLRQ              7DUJHW/HVLRQVIURP%DVHOLQH >@ &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI 3' %DVHOLQH 35 2QJRLQJ Months Post T - cell Infusion # PD Best overall response (RECIST 1.1) SD PR cPR CR cCR Ongoing Ovarian Cancer Indication Uterine Cancer • 89% (8/9) of confirmed responses ongoing • longest ongoing response at 12 months post infusion (metabolic complete response)

IMA203CD8: Safety in Synovial Sarcoma

immatics

TEAEs in ≥25% of patients (N=12)

	Any Grade	Grade ≥3
Neutropenia	12 (100)	12 (100)
Anemia	11 (92)	6 (50)
Thrombocytopenia	11 (92)	4 (33)
Transaminase elevation	11 (92)	1 (8)
Lymphopenia	9 (75)	9 (75)
Nausea	8 (67)	0
Fatigue	6 (50)	0
Rash	5 (42)	0
Creatinine elevation	4 (33)	1 (8)
Constipation	4 (33)	0
Headache	4 (33)	0
Hyponatremia	4 (33)	0
Hypophosphatemia	4 (33)	1 (8)
Pyrexia	4 (33)	0
Testicular/scrotal disorders[a]	4 (33)	0
Back pain	3 (25)	0
Dyspnoea	3 (25)	0
Hypertension	3 (25)	2 (17)
Insomnia	3 (25)	0
Edema peripheral	3 (25)	0

Adverse events of special interest (AESI)

	N=12
CRS, any grade, n (%)	**12 (100)**
Grade 1	5 (42)
Grade 2	5 (42)
Grade 3	2 (17)
HLH, any grade, n (%)	**0**
ICANS, any grade, n (%)	**0**

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Infrequent long-term (Day ≥ 90) grade ≥3 TEAEs included cytopenias (n=6) and/or hypertension (n=2)
- AESIs were low-grade (1-2), occurred early, and were transient
  - CRS was mostly low-grade (1-2), expected and manageable
  - No HLH or ICANS
- 1 DLT[b] at DL4b (MTD not reached[c])

PRAME Wave #2: IMA203CD8

[a] Testicular/scrotal disorders includes grouped terms; [b] Grade 3 CRS with transient Grade 3 hepatotoxicity improved to Grade 2 within 10 days; CRS resolved completely without need for vasopressors/ventilator support; [c] Further modification of the inclusion/exclusion criteria and IL-2 scheme allowed continuation of dose escalation from DL4c up to present DL7; CRS, cytokine release syndrome; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; LD, lymphodepletion; MTD, maximum tolerated dose; TEAE, treatment-emergent adverse event.

Data cutoff Mar 30, 2026
Araujo et al., ASCO 2026

30

IMA203CD8: BOR in Patients with Synovial Sarcoma (n=12) 31 Data cutoff Mar 30, 2026 Araujo et al., ASCO 2026 PRAME Wave #2: IMA203CD8 a ORR: according to RECIST 1.1 at any post - BL scan, PD or death at any prior timepoint; cORR : according to RECIST 1.1 for patients with ≥2 post - BL scans, PD or death at any prior timepoint; b Confirmed ORR for patients with ≥2 post - BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were exc luded. BL, baseline; BOR, best overall response; (c)CR, (confirmed) complete response; (c)ORR, (confirmed) objective response rate; (c)PR, (confirmed) partial response; DCR, disease control rate; mDOR , median duration of response; mFU , median follow - up; NR, not reached; PD, progressive disease; SD, stable disease; TCR, T - cell receptor. 'DWDFXW  RII       3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  &'  6SLGHU3ORW 6DUFRPD ,QGLFDWLRQ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    3' 3' %DVHOLQH %DVHOLQH 35 35           0RQWKVSRVW7FHOOLQIXVLRQ              7DUJHW/HVLRQVIURP%DVHOLQH >@ &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI 2QJRLQJ Clinical activity including durable responses observed at all dose levels Median dose: 1.59 x10 9 total TCR T cells Best overall response (RECIST 1.1) PD SD PR cPR CR cCR Ongoing                        ,QGLFDWLRQ           %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI7DUJHW/HVLRQVIURP%DVHOLQH 5(&,67    %DVHOLQH 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    2QJRLQJ :DWHUIDOO3ORW 3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  &'  'DWDFXW  RII       25 0 - 25 - 50 - 75 - 100 Change in Sum of Longest Diameter of Target Lesions from Baseline (%) 15 - 1 - 18 - 26 - 41 - 42 - 50 - 61 - 66 - 73 - 77 - 100 BL Tumor reduction: 92% (11/12) DL4a DL3 DL4a DL4b DL7 DL3 DL4a DL4a DL4a DL4a DL4a DL4b 67% (8/12) ORR a 64% (7/11) cORR b 100% (12/12) DCR (at week 6) 14.8 (3.7, 31.8+) 31.0 mDOR (range), months mFU

IMA402 PRAME Bispecific Expansion to Earlier - Line PRAME Cancers PRAME Wave #3

IMA402 PRAME Bispecific: Expansion of the Commercial Opportunity to Earlier-Line PRAME Cancers

TCR Bispecifics (TCER®)

✓ **Antibody-like format with half-life extension (HLE)**
Long half life of 1-2 weeks[1] allows for q2w or longer dosing intervals

✓ **Anti-tumor Activity**
High-affinity and specificity TCR domain targeting tumor pHLA molecules



✓ **Optimized tolerability**
Low-affinity T cell recruiter against CD3/TCR allows higher dosing

>145K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5



IMA402 Opportunity

1L Solid Tumors

	US	EU5
Cut. Melanoma	**6K**	**6K**
Ovarian	**7K**	**9K**
Uterine	**6K**	**6K**
sqNSCLC	**16K**	**23K**
Breast	**7K**	**10K**
Others	**25K**	**32K**

PRAME Wave #3: IMA402

[1] median half-life IMA402: ~7 days; All patient numbers refer to PRAME⁺/HLA-A*02:01⁺ patients in the US and EU5 in 2025 based on initial threshold for all indications except for sqNSCLC (optimized threshold considered for further development due to IMA401 combination potential); Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; q2w: once every two weeks; sqNSCLC: squamous cell non-small-cell lung cancer

33

IMA402 PRAME Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability

Favorable tolerability profile

Most common treatment-related AEs are low-grade CRS and expected & transient lymphopenia

Activity & Duration of Response[1]

Promising clinical activity and deep and durable responses observed at RP2D range during dose escalation

30% (6/20) cORR across all indications, incl. **melanoma** & **ovarian carcinoma**

Promising early PFS/iPFS, OS

Pharmacokinetics

Median half-life of ~7 days

Potential for bi-weekly dosing or longer dosing intervals offering a **more convenient dosing schedule**, including combination treatment approaches

Development Potential

Possible future use in later-lines as monotherapy or combination setting with the potential to expand to earlier lines incl. frontline or (neo)adjuvant setting (in combination with ICI/SOC)

Initial focus on cut. melanoma, gyn-onc as well as sqNSCLC (IMA402/IMA401 combo)


Cancer Cell
PRAME
TCER® IMA402

- **Clinical data update as monotherapy and initial data at RP2D range in combination with an immune checkpoint inhibitor expected in 2H 2026**
- **IMA402/IMA401 combination cohort in soNSCLC is now enrolling at multiple clinical trial sites, with first data expected in 2027**

PRAME Wave #3: IMA402

[1] at doses 10-30 mg; AE: adverse event; CRS: Cytokine release syndrome; ICI: immune checkpoint inhibitor; RP2D: recommended phase 2 dose; SOC: standard of care

Data cut-off Sep 26, 2025 34

Phase 1/2 Clinical Trial to Evaluate IMA402 PRAME Bispecific

immatics

Objectives

Primary:
- Determine MTD and/or RP2D
- Assess safety and tolerability

Secondary:
- Evaluate initial anti-tumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors expressing PRAME**[1]
- No prospective PRAME testing required
- HLA-A*02:01 positive
- ECOG performance status 0-1
- Received or not eligible for all available indicated standard of care treatments



0.02 mg
0.06 mg
0.12 mg
0.36 mg
0.8 mg
1.6 mg
Sub-therapeutic dose²
3 mg
4 mg
5 mg
8 mg
10 mg
12 mg
20 mg
30 mg
RP2D range

Total safety population (N=80)

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- q1w step dosing (3 doses) up to target dose[3]
- q2w dosing planned based on favorable PK and already applied for individual patients

- **Ph1a dose escalation completed, MTD not reached at 30 mg**
- **Provisional RP2D range identified at 10 to 30 mg**
- **Ph1b dose expansion ongoing at two distinct doses within RP2D range**
- **Combination with immune checkpoint inhibitor started**

PRAME Wave #3: IMA402

EudraCT No. 2022-503133-54-00; NCT05958121; [1] Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, squamous non-small cell lung cancer; [2] Based on preclinical *in vitro* and *in vivo* data; [3] Step dosing introduced at 0.36 mg, optimized step dosing currently being applied: 0.03 mg/0.3 mg/6 mg/target dose, low-dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dose levels; BLRM: bayesian logistic regression model; MABEL: minimum anticipated biological effect level ; MTD: maximum tolerated dose; q1w: every week; q2w: every 2 weeks; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 35

Demographics and Baseline Characteristics IMA402 PRAME Bispecific

immatics

	Safety population (N=80)	Efficacy population (N=57)[1]		
	0.02-30 mg	≤1.6 mg (n=15)	3 – 8 mg (n=22)	RP2D range, ≥10 mg (n=20)
Age				
Median (min, max)	**59 (21, 82)**	61 (28, 82)	55 (34, 74)	**56 (37, 74)**
ECOG performance status				
0, n (%)	**47 (59)**	6 (40)	11 (50)	**11 (55)**
1, n (%)	**33 (41)**	9 (60)	11 (50)	**9 (45)**
Prior lines of systemic treatment				
Median (min, max)	**3 (1, 7)**	3 (2, 7)	3 (1, 5)	**3 (1, 6)**
LDH at baseline				
≤ 1xULN, n (%)	**39 (49)**	5 (33)	11 (50)	**14 (70)**
1-2xULN, n (%)	**40 (50)**	9 (60)	11 (50)	**6 (30)**
> 2xULN, n (%)	**1 (1)**	1 (7)	0 (0)	**0 (0)**
Baseline tumor burden				
Median target lesion sum of diameter (mm) (min, max)	**80 (16, 398)**	80 (46, 398)	68 (25, 258)	**76 (21, 255)**
Tumor lesions				
Number of lesions, median (min, max)	**4 (1, 15)**	4 (2, 10)	6 (1, 15)	**4 (2, 11)**
Liver metastases, n (%)	**33 (41)**	8 (53)	8 (36)	**6 (30)**
Brain metastases, n (%)	**6 (8)**	1 (7)	1 (5)	**3 (15)**

Heavily pre-treated patient population with comparable baseline characteristics across dose groups

PRAME Wave #3: IMA402

[1] Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); Baseline characteristics for melanoma and ovarian carcinoma are listed in the appendix; ECOG: eastern cooperative oncology group; LDH: Lactate dehydrogenase; RP2D: recommended phase 2 dose; ULN: upper limit of normal.

Data cutoff Sep 26, 2025 36

IMA402 PRAME Bispecific Shows a Favorable Tolerability Profile

Safety Population (N=80)

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Lymphopenia	40 (50)	30 (38)
Cytokine release syndrome	31 (39)	1 (1)
Arthralgia	21 (26)	1 (1)
Fatigue	19 (24)	
Alanine aminotransferase increased	16 (20)	7 (9)
Aspartate aminotransferase increased	14 (18)	5 (6)
Rash	13 (16)	
Pruritus	11 (14)	
Pyrexia	11 (14)	
Anaemia	10 (13)	2 (3)
Myalgia	10 (13)	1 (1)
Nausea	9 (11)	
Gamma-glutamyltransferase increased	8 (10)	3 (4)
Lipase increased	7 (9)	
Abdominal pain	7 (9)	
Hypertension	3 (4)	2 (3)
Neutropenia	2 (3)	2 (3)
Blood creatinine increased	2 (3)	1 (1)
Stomatitis	2 (3)	1 (1)
Tumour pain	2 (3)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	78 (98)	48 (60)
Treatment-related	76 (95)	42 (53)

- **Favorable tolerability** across wide dose range and consistent with tolerability at RP2D range (see appendix)
- **Most frequent/relevant related AEs** were
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Low-grade CRS (33% G1, 5% G2, 0% G3, 1% G4) mostly at first step dose
    - One CRS G4 event in patient at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization
- No ICANS observed
- No IMA402-related Grade 5 events
- **MTD not reached[2] at 30 mg**

PRAME Wave #3: IMA402

[1] All treatment-emergent adverse events (TEAEs) for IMA402 monotherapy at least possibly related to IMA402 infusion with Grade 1-2 occurring in at least 7% of patients and all events with ≥ Grade 3, one additional patient treated with IMA402 at first step dose + pembrolizumab is not included in the safety population/table and had the following AEs: lymphopenia G3, erythema G1 , TSH decrease G1; [2] Two dose-limiting toxicities (DLTs) at 0.08 mg and 0.3 mg; AE: adverse event; CRS: cytokine release syndrome; G: grade; ICANS: immune effector cell-associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 37

Clinical Proof-of-Concept of IMA402 PRAME Bispecific across Various Indications

Dose-Response Relationship in Monotherapy Setting



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
≤1.6 mg
3 - 8 mg
RP2D ≥10 mg
cORR 30%
51
42
23
23
18
16
13
9
7
4
1
SD
0
-3
-24
-33
40
37
34
30
14
14
13
10
9
3
-2
-3
-12
-13
-22
-27
-27
-27
-29
-29
-40
-41
51
41
29
21
15
9
4
PD
SD
SD
0
0
0
-2
-3
-17
-25
-35
-44
-51
-68
-77
-100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
N=57

Indications

- Ovarian Carcinoma
- Melanoma[1]
- Other Indications[2]

- **All responders with ovarian carcinoma were platinum resistant**
- **All responders with melanoma were ICI-resistant**

[1] Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma; [2] Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR: confirmed objective response rate; cPR: confirmed partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; SD: stable disease; PR: partial response; RECIST: response evaluation criteria in solid tumors; RP2D: recommended phase 2 dose.

PRAME Wave #3: IMA402

Data cutoff Sep 26, 2025 38

Deep and Durable Responses at RP2D Range 39 6/6 Confirmed Objective Responses Ongoing, incl. Two Complete Metabolic Responses at 12 mg IMA402 Complete metabolic response at 12 mg PD SD cPR Ongoing response/ disease control Ongoing treatment BOR (RECIST 1.1) All indications Melanoma Ovarian carcinoma 2/3 29% (4/14) 30% (6/20) cORR not reached 2.2 not reached 7.3 not reached 4.2 mDOR (mo) mFU (mo) 2/3 57% (8/14) 55% (11/20) Tumor shrinkage 2/3 71% (10/14) 65% (13/20) DCR (at week 6) RECIST 1.1 BL: baseline; BOR: best overall response; cPR : confirmed partial response; cORR: confirmed objective response rate; DCR: disease control rate ; mDOR : median duration of response; mFU : median follow - up; PD: progressive disease; PR: partial response; RP2D: recommended phase 2 dose; SD: stable disease. Complete metabolic response at 12 mg Data cutoff Sep 26, 2025 N=20 PRAME Wave #3: IMA402

Early Promising PFS and OS Snapshot for IMA402 at RP2D Range Survival Outcomes Across All Indications at All Dose Levels Median PFS Median OS ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 5.4 13.9 12.1 10.3 NA mOS (mo) mFU (mo) 94% 63% 33% 1y - OS rate ≥10 mg 3 – 8 mg ≤ 1.6 mg 4.8 6.8 1.5 NA 1.4 NA mPFS (mo) mFU (mo) 45% 5% 0% 6m PFS rate Median iPFS 1 ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 6.3 2.1 NA 1.4 NA miPFS (mo) mFU (mo) 58% 14% 0% 6m iPFS rate 40 Efficacy population n=15 ≤1.6 mg n=22 3 - 8 mg n=20 ≥10 mg 1 iRECIST , developed by the RECIST Working Group, adapts RECIST 1.1 definition for progression for immunotherapies by introducing unco nfi rmed ( iUPD ) and confirmed ( iCPD ) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST . PFS (according to RECIST 1.1) and iPFS (according to iRECIST ), are prospectively defined co - secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy; mFU : median follow - up; (m)PFS: (median) progression - free survival; (m)OS: (median) overall survival; RP2D: recommended phase 2 dose ; 6m: 6 months; 1y: 1 year. Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

Patient Case: Ongoing PET-based Complete Metabolic Response in Cutaneous Melanoma

Patient Characteristics & Outcomes	
Patient & Diagnosis	68-year-old female with ICI-resistant cutaneous melanoma; initial diagnosis in 2004
Disease at Baseline	• Target lesions: 2 peritoneal, 1 abdominal • Non-target lesions: brain and lung (left and right) • Intensive immune-related previous medical history
Prior systemic therapy	3 prior lines of therapy: • Adjuvant: nivolumab • Ipilimumab + nivolumab, discontinued due to toxicity • Lenvatinib + pembrolizumab, BOR: PD
Study Treatment	Initial dose: 5 mg, escalated to 20 mg Bi-weekly treatment 9 months post treatment start
Response Assessment	• First assessment (6 weeks): PR • Complete response in brain lesion • **Ongoing cPR with -68% tumor reduction and PET scan with complete metabolic response** at 8 months after switch to 12 mg



Baseline
6 weeks
3 months
5 months
Peritoneum incl. ovaries
Peritoneum

PRAME Wave #3: IMA402

Scans courtesy of Dr. Dirk Schadendorf, University Hospital Essen
BOR: best overall response; (c)PR: (confirmed) partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; PET: positron emission tomography.

Data cutoff Sep 26, 2025 41

IMA402 PRAME Bispecific Ph1a Dose Escalation Summary and Next Steps

Expansion to Earlier-Line PRAME Cancers



Promising Monotherapy & High Potential in Combination

- ✓ Favorable tolerability profile
- ✓ Deep & durable responses
- ✓ Promising early PFS/iPFS and OS



Development Opportunities in 2026

- **Ph1b dose expansion** completion (RP2D with & w/o ICI)
- **Initiation of additional Ph1b/Ph2 expansion cohorts** in focus indications

Initial Focus Indications	Development Opportunities
Cut. melanoma	IMA402 1L advanced: ICI combo IMA402 2L ICI-resistant[1]: monotherapy or ICI combo
Gyn-Onc	IMA402 PSOC: SOC combo IMA402 PROC[1]: monotherapy or non-platinum SOC combo IMA402 2L EC: ICI combo
sqNSCLC	IMA402 + IMA401 with or without ICI

PRAME Wave #3: IMA402

[1] Potential to become registration-directed subject to Ph1b data; 1L: first line or later, 2L: second line or later; cut. melanoma: cutaneous melanoma; EC: endometrial carcinoma; Gyn-Onc: gynecologic cancers; ICI: immune checkpoint inhibitor; OS: overall survival; PFS: progression-free survival; PROC: platinum-resistant ovarian cancer; PSOC: platinum-sensitive ovarian cancer; RP2D: recommended phase 2 dose; SOC: standard of care; sqNSCLC: squamous cell non-small cell lung cancer.

Data cutoff Sep 26, 2025 42

Expands addressable market as first step in sqNSCLC , potential for many other indications like HNSCC, e sophageal s quamous carcinoma, TNBC, endometrial carcinoma, ovarian carcinoma, melanoma, sarcoma and other s as next steps Bispecifics Combination with Increased Commercial Potential PRAME+ or MAGEA4/8+ i ncluding 60% double positive > 90% Potential to Unlock >90% of sqNSCLC Patients with IMA401 + IMA402 Dual Targeting 43 Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log - scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression th reshold applied to TCGA data; Bar graph: In vitro LDH - killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGE A4/8 (~250 copies per cell), TCER® concentration: 1nM IMA401 and 10 nM IMA402; 3 Refers to addressable 1L advanced HLA - A*02:01/target+ patients in the US & EU5 in 2025, Source: Clarivate Disease Landscape and Forecast; HNSCC: head and neck squamous cell carcinoma; sqNSCLC : squamous non - small cell lung cancer. >90% of patients with sqNSCLC are targetable, potentially unlocking broad treatment coverage for ~40K patients with sqNSCLC in the US and EU per year 3 Expanded Patient Reach Dual targeting has the potential to improve depth and durability of tumor response by counteracting tumor heterogeneity and escape ~ 6 0% of patients with sqNSCLC express both targets Synergistic Anti - Tumor Activity In vitro model of PRAME and MAGEA4/8 double positive tumor PRAME MAGEA4/8 w / o T C E R I M A 4 0 2 I M A 4 0 1 I M A 4 0 1 + I M A 4 0 2 0.0 0.2 0.4 0.6 0.8 Tumor cell killing [OD 490 nm - 650 nm ] IMA402 + IMA401 Combo

IMA401 MAGEA4/8 Bispecific Maximizing the Potential of Bispecifics Combination  Entering the PRAME Franchise

IMA401 MAGEA4/8 Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability

Favorable tolerability at RP2D ±pembrolizumab, suggesting the potential of IMA401 for broad combinability

Most frequent clinically relevant TRAE were low-grade cytokine release syndrome (CRS), expected and transient lymphopenia, consistent with the mechanism of action, and manageable neutropenia.

Activity & Duration of Response[1]

- 29% cORR (4/14) in head and neck cancer
- 33% cORR (2/6) in melanoma
- Promising early clinical activity in sqNSCLC

Pharmacokinetics

Median terminal half-life of >2 weeks

Potential for:

- Flexibility in dosing schedules
- Combination with IMA402 with or without ICI

Development Potential

Opportunity to develop IMA401 in combination with IMA402 in sqNSCLC and other indications

Combined target prevalence supports broad patient coverage and potential synergistic activity

>90% of patients with sqNSCLC are targetable


Cancer Cell
MAGEA4/8
TCER® IMA401

- **Phase 1a dose escalation completed**
- **IMA401/IMA402 combination cohort in sqNSCLC is now enrolling at multiple clinical trial sites, with first data expected in 2027**

[1] at RP2D of 1-2 mg; AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; DCR: disease control rate; ICI: immune checkpoint inhibitor; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous cell non-small-cell lung cancer

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

MAGEA4/8 Bispecific IMA401
45

Phase 1 Basket Trial of IMA401 in MAGEA4/8 Solid Tumors

immatics

Phase 1a Dose Escalation
0.0066 mg - 2.5 mg IMA401
(n=61)

- **MABEL-based starting dose**
- Dose escalation based on cohorts of 1-6 patients using **adaptive design** (BLRM model)
- Initial q1w step dosing[a] (2-4 doses) up to target dose, q2w after reaching target dose[b]

0.0066 mg → 0.02 mg → 0.06 mg → 0.18 mg → 0.54 mg → 1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg → 2.5 mg

✓ Phase 1a dose escalation completed

RP2D Selection
1.0 - 2.0 mg IMA401
(n=32)

Dose selection:
MTD not reached per adaptive BLRM model[c], RP2D defined at 1-2 mg based on optimal risk-benefit-profile

1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg

✓ RP2D selection completed

ICI Combination at RP2D
1.0 or 1.5 mg IMA401 with Pembrolizumab
(n=12)

ICI combination:
Pembrolizumab started 1 week before IMA401 (400 mg IV q6w)

1.0 mg + Pembrolizumab → 1.5 mg + Pembrolizumab

✓ IMA401 + ICI completed

MAGEA4/8 Bispecific IMA401

EudraCT No 2021-004326-30; NCT05359445; [a]Step dosing introduced at dose levels ≥1 mg, low-dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T-cell engagers; ability to increase dose to previously cleared dose levels; [b]q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; [c]MTD was not reached at 2.5 mg as defined by the adaptive BLRM model specifying probabilities of DLTs at tested doses. BLRM, Bayesian logistic regression model; ICI, immune checkpoint inhibitor; IV, intravenous; MABEL, minimum anticipated biological effect level; MTD, maximum tolerated dose, RP2D, recommended phase 2 dose; q6w, every 6 weeks.

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

46

Phase 1 Basket Trial of IMA401 in MAGEA4/8 Solid Tumors

immatics

Highly heterogenous patient population with >15 different indications

Different Indications (all dose levels)	**# of Patients**
H&N (squamous, adenocarcinoma, others)	16
Melanoma (Cutaneous & Mucosal)	8
Synovial Sarcoma	8
sqNSCLC	4
TNBC	4
adNSCLC	3
Ovarian Carcinoma	3
Gastric Cancer	2
SCLC	2
Urothelial Carcinoma	2
Bladder Carcinoma	1
Esophageal Carcinoma	1
Gallbladder Adenocarcinoma	1
LCNEC Esophageal	1
LCNEC Lung	1
NET CUP	1
Non-melanoma Skin Cancer (Squamous)	1
Penile Cancer	1
Testicular GCT	1

Baseline Characteristics	**All Dose Levels**	**RP2D (1-2 mg)**	
	IMA401 ± Pembrolizumab n=61	IMA401 (Monotherapy) n=32	IMA401 + Pembrolizumab[b] n=12
Age (years), median (min, max)	62 (19, 82)	62 (19, 82)	63 (33, 77)
Sex, male/female n (%)	39 (64)/ 22 (36)	19 (59)/ 13 (41)	12 (100)/ 0 (0)
ECOG performance status			
0, n (%)	21 (34)	11 (34)	6 (42)
1, n (%)	38 (62)	20 (63)	6 (50)
2, n (%)	2 (3)	1 (3)	0
LDH at baseline			
< 1xULN, n (%)	36 (59)	17 (53)	8 (67)
1-2xULN, n (%)	21 (34)	14 (44)	4 (33)
> 2xULN, n (%)	4 (7)	1 (3)	0
Baseline tumor burden Target lesion SLD [cm], median (range)	67 (11.3, 202.8)	60 (11.3, 202.8)	63.1 (15.5, 121.0)
Tumor lesions			
Number of lesions, median (min, max)	4 (1, 10)	4 (1, 10)	4.5 (2, 10)
Liver metastases, n (%)	18 (30)	10 (31)	4 (33)
Brain metastases, n (%)	4 (7)	2 (6)	0
Treatment Experience No. of prior lines of systemic treatment median (min, max)	3 (1, 8)	4 (1, 8)	3 (1, 4)
Prior treatments, n (%)			
Chemotherapy	52 (85)	25 (78)	11 (92)
ICI	40 (66)	18 (56)	11 (92)
Targeted Therapy[a]	41 (67)	22 (69)	9 (75)
Hormone Therapy	4 (7)	2 (6)	0
Others	7 (11)	4 (13)	0

[a]Includes small molecule drugs and antibodies. [b]IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); adNSCLC, adenocarcinoma non-small cell lung cancer; ECOG, Eastern Cooperative Oncology Group; GCT, germ cell tumor; H&N, head and neck; HNSCC, head and neck squamous cell carcinoma; ICI, immune checkpoint inhibitor; LCNEC, large cell neuroendocrine carcinoma; LDH, lactate dehydrogenase; NET CUP, neuroendocrine tumor of cancer of unknown primary; RP2D, recommended phase 2 dose; SCLC, small cell lung cancer; SLD, sum of longest diameter(s); sqNSCLC, squamous cell non-small cell lung cancer; TNBC, triple-negative breast cancer; ULN, upper limit of normal.

MAGEA4/8 Bispecific IMA401

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

47

Tolerability of IMA401 Monotherapy

	All treated patients		IMA401 (Monotherapy)			
Treatment-related Adverse Events (safety analysis set)	**All Dose Levels** N=61		**1-2 mg (RP2D)** n=32		**> 2 mg** n=7	
TRAEs[a], n (%)	All Grades	≥ Grade 3	All Grades	≥ Grade 3	All Grades	≥ Grade 3
Any TRAE	54 (89)	31 (51)	28 (88)	16 (50)	7 (100)	7 (100)
Cytokine release syndrome	23 (38)	0	12 (38)	0	3 (43)	0
Lymphopenia	20 (33)	16 (26)	9 (28)	7 (22)	5 (71)	5 (71)
Neutropenia	19 (31)	11 (18)	11 (34)	5 (16)	5 (71)	5 (71)
Thrombocytopenia	10 (16)	2 (3)	5 (16)	0	3 (43)	2 (29)
Leukopenia	9 (15)	5 (8)	7 (22)	4 (13)	1 (14)	1 (14)
Headache	9 (15)	2 (3)	7 (22)	1 (3)	2 (29)	1 (14)
Anaemia	8 (13)	7 (11)	2 (6)	2 (6)	4 (57)	3 (43)
Facial pain	7 (11)	2 (3)	0	0	4 (57)	1 (14)
ALT increased	7 (11)	1 (2)	3 (9)	1 (3)	1 (14)	0
Pyrexia	7 (11)	0	2 (6)	0	1 (14)	0
AST increased	5 (8)	3 (5)	3 (9)	2 (6)	0	0
Hypertension	4 (7)	2 (3)	3 (9)	2 (6)	0	0
GGT increased	2 (3)	1 (2)	0	0	0	0
Hypoxia	2 (3)	1 (2)	0	0	0	0
C-reactive protein increased	1 (2)	1 (2)	1 (3)	1 (3)	0	0
Chest pain	1 (2)	1 (2)	0	0	0	0
Febrile neutropenia	1 (2)	1 (2)	0	0	1 (14)	1 (14)
Pneumonia	1 (2)	1 (2)	0	0	1 (14)	1 (14)
Sinus tachycardia	1 (2)	1 (2)	1 (3)	1 (3)	0	0

Manageable tolerability profile with mostly transient AEs, consistent with MoA

- **Most common AEs:**
  - Low-grade CRS (38% G1-G2, no ≥G3), mainly at first step dose, resolving within 1-3 days
  - Transient, mechanism-related lymphopenia
  - Mostly transient neutropenia, manageable with dexamethasone and G-CSF; not recurring after resolution with continued IMA401 treatment
- **No ICANS observed**
- **MTD not reached**
- Neutropenia-related DLTs in 5 patients (incl. 3 at >RP2D[b])
- **No DLTs at RP2D with dexamethasone premedication**

[a]All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3; [b] in patients with and without dexamethasone pre-medication, one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient did not receive dexamethasone pre-medication; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CSF, colony-stimulating factor, CRS, cytokine release syndrome, DLT, dose-limiting toxicity; ICANS, immune effector cell-associated neurotoxicity syndrome; GGT, gamma-glutamyltransferase; MoA, mechanism of action; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

MAGEA4/8 Bispecific IMA401
Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026
48

Tolerability of IMA401 at RP2D ± Pembrolizumab

immatics

	IMA401 (Monotherapy)		IMA401 + Pembrolizumab	
Treatment-related Adverse Events (safety analysis set)	**1-2 mg (RP2D)** n=32		**1-2 mg (RP2D)[b]** n=12	
TRAEs[a], n (%)	All Grades	≥ Grade 3	All Grades	≥ Grade 3
Any TRAE	28 (88)	16 (50)	11 (92)	3 (25)
Cytokine release syndrome	12 (38)	0	5 (42)	0
Lymphopenia	9 (28)	7 (22)	4 (33)	2 (17)
Neutropenia	11 (34)	5 (16)	1 (8)	0
Thrombocytopenia	5 (16)	0	1 (8)	0
Leukopenia	7 (22)	4 (13)	1 (8)	0
Headache	7 (22)	1 (3)	0	0
Anaemia	2 (6)	2 (6)	0	0
Facial pain	0	0	0	0
Alanine aminotransferase increased	3 (9)	1 (3)	2 (17)	0
Pyrexia	2 (6)	0	3 (25)	0
Aspartate aminotransferase increased	3 (9)	2 (6)	1 (8)	0
Hypertension	3 (9)	2 (6)	0	0
Gamma-glutamyltransferase increased	0	0	1 (8)	1 (8)
Hypoxia	0	0	0	0
C-reactive protein increased	1 (3)	1 (3)	0	0
Chest pain	0	0	0	0
Febrile neutropenia	0	0	0	0
Pneumonia	0	0	0	0
Sinus tachycardia	1 (3)	1 (3)	0	0

ICI-associated toxicities	Any group analyzed
Immune-mediated colitis	0
Immune-mediated pneumonitis	0
Immune-mediated hepatitis	0
Nephritis	0
Adrenal insufficiency	0
Immune-mediated hypophysitis	0

No overlapping and/or additive toxicity observed in the combination cohort, supporting IMA401 combinability with ICIs.

[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3 and typical ICI-associated toxicities;
[b] IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); ICI, immune checkpoint inhibitor; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

MAGEA4/8 Bispecific IMA401
Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026
49

Tolerability of IMA401 at RP2D ± Pembrolizumab

immatics


Other[a] (n=27, *14 different indications*)
H&N[b] (n=14)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
96
69
67
40
22
20
13
3
2
1
0
PD SD
-6
-12
-14
-15
-19
-19
-20
-25
-39
-43
-50
-66
-75
-100
sqNSCLC
Cut. Melanoma
Muc. Melanoma
NET CUP
Cut. Melanoma
Penile Cancer
38
19
19
13
10
9
-7
-15
-22
-62
-70
-73
-100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
IMA401 + Pembrolizumab
IMA401 monotherapy

H&N (n=14)

cORR **29%** (4/14)

DCR **64%** (9/14)

All H&N responders achieved deep responses with 60% - 100% tumor reduction

MAGEA4/8 Bispecific IMA401

Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pembrolizumab infusion in combination therapy and had a post-baseline efficacy assessment, including patients with clinical progression; [a]Two patients not shown in plot due to clinical progression before post-infusion scan. [b]One patient not shown in plot due to clinical progression before post-infusion scan. BOR, best overall response; (c)ORR, (confirmed) objective response rate; (c)PR, (confirmed) partial response; DCR, disease control rate; H&N, head and neck cancer; PD, progressive disease; PFS, progression-free survival; RECIST, response evaluation criteria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease; OS, overall survival; mDOR, median duration of response.

Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026

50

Durable Responses to IMA401 ± Pembrolizumab in Patients with H&N Cancer 51 Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pe mbrolizumab infusion in combination therapy and had a post - baseline efficacy assessment, including patients with clinical progression; a One patient not shown in plot due to clinical progression before post - infusion scan. BOR, best overall response; cPR , confirmed partial response; DOR, duration of response; H&N, head and neck cancer; PD, progressive disease; PR, partial response; RECIST, response evaluation c rit eria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease. MAGEA4/8 Bispecific IMA401 Wermke et al., ASCO 2026 Data cutoff Mar 02, 2026  0 6 12 18 24 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR ⯈ Palliative Radiotherapy + ⯈ ⯈ ⯈ ⯈     n=14 a IMA401 + Pembrolizumab 8.8 mo mDOR 63% 43% 12m OS rate 6m PFS rate 3 of 4 responses ongoing at data cut - off

Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC

Patient Characteristics & Outcome	
Patient & Diagnosis	63-year-old male with ICI-resistant sqNSCLC; initial diagnosis in July 2018
Disease at Baseline	**Multiple metastases** in lymph nodes, skin, lung and bone
Prior systemic therapy	**4 prior lines of systemic therapy with BOR SD** • Adjuvant: cisplatin, vinorelbine • Carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD • Docetaxel, ramucirumab, BOR: SD • Progressed after all prior treatments • Carboplatin, gemcitabine, BOR: SD, discontinued early due to toxicity
Study Treatment[a]	**1 mg IMA401 + 400 mg pembrolizumab Q6W;** Pt died during a biopsy due to pulmonary haemorrhage
Response Assessment	**PR at first scan post IMA401 treatment start with -39% tumor reduction**

PR with IMA401 in 5th line ICI-resistant sqNSCLC patient with shrinkage of all target lesions


Baseline
7 weeks
Lung
Jaw
Head
Head

[a] Treatment start 5 weeks after last prior systemic therapy; scans courtesy of treating physician Prof. Dr. Martin Wermke, TU Dresden; BOR, best overall response; ICI, immune checkpoint inhibitor; PR, partial response; Pt, patient; Q6W, once every 6 weeks; SD, stable disease; sqNSCLC, squamous cell non-small cell lung cancer.

MAGEA4/8 Bispecific IMA401
Wermke et al., ASCO 2026
Data cutoff Mar 02, 2026
52

© Immatics. Not for further reproduction or distribution. v Appendix

Anzu-cel (IMA203): Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion

PFS of 6 Months and OS of 16 Months in Melanoma Efficacy Population

Progression Free Survival



N
mPFS
Dose Escalation
11
2.6 months
Dose Expansion
33
6.1 months
Log-rank test: p <0.0001
PFS [%]
100
50
0
0
10
20
30
40
50
Time from infusion [months]

Overall Survival



N
mOS
Dose Escalation
11
6.3 months
Dose Expansion
33
16.2 months
Log-rank test: p <0.0001
OS [%]
100
50
0
0
10
20
30
40
50
Time from infusion [months]

- Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion
- mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population*
- mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population*
- All patients in the dose escalation group deceased and 9/23 evaluable patients are alive in dose expansion#

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), Overall survival (OS) and progression-free survival (PFS) censored at data-cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted
10 patients out of study at data-cut (withdrew consent)

Data cut-off Sep 24, 2025 54

0 10 20 30 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 40 60 80 1002004006008001000 Days post-infusion V e c t o r c o p i e s / µ g D N A IMA203CD8 T - cell Persistence in Peripheral Blood in Multiple Indications 55 • Sustained persistence of IMA 203 CD 8 T cells beyond 1 - year post - infusion represent an important prerequisite for durable clinical benefit in all main indications evaluated • Similar kinetics between indications with n o significant differences seen in terms of peak expansion, time point of peak expansion and persistence at day 30 , 60 and 90 post - infusion between indications ( data on file ) Melanoma Data cutoff March 30, 2026 S ynovial Sarcoma Gyn ecologic Indications Shorter follow - up for gynecologic indications due to later study treatment 0 10 20 30 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 40 60 80 1002004006008001000 Days post-infusion V e c t o r c o p i e s / µ g D N A PRAME Wave #2: IMA203CD8

Opportunity of IMA203CD8 across Broad Range of PRAME+ Indications 56 Data on file; PRAME expression: evaluated biopsies (FFPE tissue) prior to treatment with anzutresgene autoleucel ( anzu - cel, formerly IMA203) or IMA203CD8, melanoma: cutaneous melanoma, uveal melanoma, acral melanoma, melanoma of unknown primary, Gyn (gynecologic cancers): ovarian carcinoma and endometrial cancer; O the r: head and neck cancer, lung cancer, synovial sarcoma, triple - negative breast cancer and others . IMA203CD8 shows higher number of deep responses at - 100% tumor reduction at lower infused dose compared to anzu - cel. IMA203CD8 may offer an enhanced opportunity to treat cancers across a broad spectrum of PRAME expression including ovarian carcinoma, uterine cancer, sqNSCLC , triple - negative breast cancer and others Potential of IMA203CD8 in PRAME - positive tumors with varying expression levels Data cutoff March 30, 2026 PRAME expression relative to threshold p<0.001 ns p<0.001 Deep responses with IMA203CD8 at low doses Anzu-cel IMA203CD8 -100 -50 0 50 100 B e s t % C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e a n d B O R ( R E C I S T 1 . 1 ) -30 -85 Number of patients Total infused dose TCR-T cells [x10 9 ] Tumor burden at baseline (mm) 90 1.71 (0.44-12.50) 72.55 (11.00-434.40) 51 4.50 (1.00-10.20) 100.60 (11.00-309.80) PRAME Wave #2: IMA203CD8

IMA203CD8 Shows Broad Clinical Activity across Diverse PRAME+ Solid Tumors

Clinical Activity in PRAME+ Tumors with Distinct Pathology / Biology

	Relative PRAME Expression	Immunological phenotype[a]	Clinical Activity
Melanoma	High	Hot	✓ *Busse et al, ESMO-IO 2025*
Uterine cancer	High	Mixed	✓ *Busse et al, ASCO 2026*
Synovial sarcoma / Uveal melanoma	High	Cold	✓ *Araujo et al, ASCO 2026* *Busse et al, ESMO-IO 2025*
Ovarian carcinoma	Low	Cold	✓ *Busse et al, ASCO 2026*

Clinical activity to date spans different PRAME levels, tumor biologies and tumor immune phenotypes, supporting broad applicability of IMA203CD8 for PRAME+ solid tumors, beyond the ones investigated

PRAME Wave #2: IMA203CD8

[a] Hot = T cell infiltrated/inflamed; Cold = non-T-cell infiltrated /non-inflamed according to Galon and Bruni, Nat Rev Drug Discov, 2019. Dominant phenotype for a tumor indication shown, intermediate "altered" immunological phenotypes not assessed for simplicity. Mixed: larger fractions of molecular subtypes exist with both, hot and cold immunological phenotype

57

Potential of PRAME-Directed Therapies in Solid Cancers

PRAME Target Expression and Prevalences in Selected Solid Cancer Types


No clinical activity expected
Potential for clinical activity
Clinical activity shown
Presumed optimized threshold
Initial threshold to determine PRAME positive patients in current clinical trials[1]
Selected indications
Cutaneous Melanoma 95%
Uveal Melanoma[2] 90% (50%[2])
Uterine Carcinoma 95%
Ovarian Carcinoma (serous) 85%
Uterine Carcinosarcoma 95%
Synovial Sarcoma 95%
Squamous Cell NSCLC 70%
Triple-negative Breast Carcinoma 65%
Small Cell Lung Cancer 45%
Kidney Carcinoma (papillary) 40%
Cholangiocarcinoma 35%
Adenocarcinoma NSCLC 25%
Breast Carcinoma (all subtypes) 25%
Head & Neck Squamous Cell Carcinoma 25%
Esophageal Carcinoma (all subtypes) 25%
Hepatocellular Carcinoma 20%
Bladder Carcinoma 20%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

Hukelmann et al., SITC 2022, updated prevalences as of May 2025; [1]Data on file: PRAME target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to TCGA or in-house (SCLC) RNAseq data (approximate values, values between 95-100% shown as 95%); [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry; NSCLC: non-small cell lung cancer

PRAME
58

© Immatics. Not for further reproduction or distribution. v Thank you Making a Meaningful Impact on the Lives of Patients with Cancer www.immatics.com